February 22, 2011

DAVID K. MICHAELS PARTNER	EMAIL DMICHAELS@FENWICK.COM DIRECT DIAL (415) 875-2455
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel F. Duchovny, Esq.

Re:	RAE Systems Inc.
Preliminary Proxy Statement on Schedule 14A Filed February 1, 2011
File No. 001-31783

Schedule 13E-3 Filed February 1, 2011
File no. 005-58813
Filed by RAE Systems Inc., Ray Holding Corporation, Ray Merger Sub Corporation, Vector
Capital III, L.P., Vector Entrepreneur Fund III, L.P., Vector Capital IV, L.P., Vector
Capital Partners III, L.P., Vector Capital Partners IV, L.P., Vector Capital, L.L.C.,
Alexander R. Slusky, Chen Revocable Trust Dtd 5/8/2001, Chen Family Foundation, Hsi Family
Trust, Robert I. Chen, Peter C. Hsi, and Lien Q. Chen
Dear Mr. Duchovny:
     We have received your letter, dated February 16, 2011, conveying comments of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission” or “SEC”) regarding the above-referenced filings. We are outside counsel to RAE Systems Inc. (“Company” or “RAE Systems”) with respect to the transactions described in these filings, and we have provided the Company’s responses to your comments below. For ease of reference, we have set forth below each of the staff’s comments in bold, italicized text in the same numbered order in which they appear in your letter. A copy of the revised preliminary proxy statement and the Amendment No. 1 to Schedule 13E-3 filed today with the Commission are attached for the Staff’s reference, marked to indicate changes from the preliminary proxy statement and Schedule 13E-3 previously filed with the Commission.
Schedule 13E-3
1.	Please delete the language in the last two paragraphs on page 3 as it attempts to disclaim (i) responsibility for disclosure made by all of the filing persons and (ii) an obligation to file the Schedule 13E-3.
     Response: The language referenced above has been revised to make clear that each filing person only disclaims responsibility for the disclosures made by the other filing persons.
2.	We note that PSIL and CITIC Capital have committed to provide equity financing to Vector entities and will hold approximately 9.6% of the equity following the current transaction. We believe these persons are also engaged in the going private transaction. Please add them as filing persons on the Schedule 13E-3 or explain why they should not be so included.

Securities and Exchange Commission
Division of Corporate Finance
February 22, 2011

     Response: Based upon information and analyses supplied to the Company, the Company respectfully submits that, as detailed below, neither PSIL nor CITIC Capital is an “affiliate” of the Company, and, accordingly, neither PSIL nor CITIC Capital should be filing persons in connection with the Schedule 13E-3.
     As noted by the Staff in Section II.D.3 of the Division of Corporation Finance “Current Issues and Rulemaking Projects” outline, dated November 14, 2000 (the “Outline”), “Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going-private transaction file a Schedule 13E-3.” Therefore, as the Outline explained, two issues must be resolved in determining “filing person” status: “first, what entities or persons are ‘affiliates’ of the issuer . . . and, second, when should those affiliates be deemed to be engaged, either directly or indirectly, in the going-private transaction” (emphasis added). In short, the concern is affiliate status “both before and after the transaction” because, as stated in Exchange Act Release No. 16075 (August 2, 1979), “[i]n such cases the sale, in substance and effect, is being made to an affiliate of the issuer.” Thus, there are two prerequisites to a finding that a person must file a Schedule 13E-3: (i) the person must be an affiliate of the issuer before the transaction and (ii) the person must be engaged in the transaction.
     Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.”
     As indicated in the Outline, Purchaser, Merger Sub, Vector Capital, the Rollover Holders, PSIL and CITIC Capital recognize that in certain circumstances a purchaser may be deemed to be an affiliate of an issuer, and as a consequence, may be required to file a Schedule 13E-3. PSIL and CITIC Capital also recognize that the Staff will “look through” the acquisition vehicle and treat as a separate, affiliated purchaser, the intermediate or ultimate parent of that acquisition vehicle. Consequently, the proxy statement reflects the treatment of Vector Capital and the Rollover Holders as affiliated purchasers in light of the majority ownership position and associated corporate governance rights of Vector Capital and the material ownership position and associated corporate governance rights of the Rollover Holders, respectively. However, we respectfully submit that neither PSIL nor CITIC Capital are affiliated purchasers because (i) following the closing of the merger, PSIL will own approximately 9.5% of the outstanding capital stock of the Purchaser, Vector Capital will own more than a majority of the outstanding capital stock of the Purchaser, and the Rollover Holders will own the remainder of the outstanding capital stock of Purchaser and (ii) PSIL and CITIC Capital have no special voting or economic rights in the transaction, have no contractual rights to representation on the Purchaser’s board of directors, nor observer rights, and have no blocking rights in connection with PSIL’s co-investment in the Purchaser other than to prevent discriminatory treatment by Vector Capital. This entirely passive investment is consistent with the fact that PSIL and CITIC Capital are private equity investment companies that only make minority (typically under 10%) passive investments in U.S. and foreign companies that have or seek to develop a market in China, usually in connection with an acquisition, restructuring, or other strategic event. They are purely financial investors with a strategic market-oriented focus.

Securities and Exchange Commission
Division of Corporate Finance
February 22, 2011

     Further, PSIL and CITIC Capital have had no involvement in sourcing or structuring the transaction with RAE or its management, in negotiating the terms of the transaction, in identifying and securing any of the acquisition financing (other than its own minority equity participation), in preparing any of the transaction documentation, in conducting the type of business or legal due diligence normally conducted by a sponsor, or in interfacing with any of the advisors to RAE or its board of directors. In addition, PSIL and CITIC Capital have no ability to approve any amendments to the merger agreement that Purchaser may wish to implement with RAE prior to the closing of the merger, which is further evidence of the fact that they have no indicia of control with respect to Purchaser either before or after consummation of the merger.
     Further, neither PSIL nor CITIC Capital have any relevant knowledge regarding any information contained in the proxy statement or in the current Schedule 13E-3, including the adequacy of the description of the merger agreement in the proxy statement, the adequacy of the description of the history of the negotiations relating to the proposed merger, the description of the fairness of the offered consideration, or any communications relating to any of the foregoing. Other than the factual statements contained therein that PSIL and CITIC Capital have a deep knowledge of markets in China (which is precisely the purpose of PSIL’s and CITIC Capital’s investment philosophy), there are no factual statements contained in either the proxy or the Schedule 13E-3 that are within PSIL’s or CITIC Capital’s knowledge. Accordingly, neither PSIL nor CITIC Capital are in a position to separately file a Schedule 13E-3 that could comply with applicable rules.
     We are aware that the Staff has previously taken the view that financial sponsors in “club deals” are all Reporting Persons within the meaning of Rule 13e-3, but we respectfully submit that those transactions are distinguishable on the facts, given that the sponsors in those transactions typically owned greater than 10% of the relevant purchaser’s outstanding capital stock, and had contractual rights that provided those sponsors with other indicia of control both before and after consummation of the relevant transaction (by virtue, for example, of contractual rights to approve modifications to transaction terms prior to the transaction closing and to appoint members of the boards of directors, observe board of director proceedings and/or to veto certain corporate acts after the transaction closing), in contrast to PSIL’s and CITIC Capital’s less than 10% ownership of Purchaser’s outstanding capital stock and lack of any such indicia of control before or after closing of the transaction.

Securities and Exchange Commission
Division of Corporate Finance
February 22, 2011

3.	Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, if you add PSIL and CITIC Capital as filing persons, you will need to include all of the information required by Schedule 13E-3 and its instructions for each of them. In addition, be sure that each new filer signs the Schedule 13E-3.
     Response: As noted in the response to comment 2 above, we respectfully submit that PSIL and CITIC Capital are not required to be added as filing persons, and accordingly this information has not been in added to the Schedule 13E-3.
4.	Please include all information from Item 3 in the proxy statement distributed to security holders.
     Response: As noted in the response to comment 2 above, we respectfully submit that PSIL and CITIC are not required to be added as filing persons, and accordingly this information has not been in added to the Proxy Statement.
Preliminary Schedule 14A
General
5.	We note that Purchaser intends to raise $30 million in debt financing. We also note that it is unclear whether financing for the transaction is assured. Please provide us your detailed legal analysis of the requirement by the Purchaser and its affiliates to provide the financial information required by Item 14 of Schedule 14A.
     Response: The Proxy Statement has been revised on pages 2, 5, 46 and 47 to indicate that the merger is not conditioned on Purchaser’s ability to raise debt financing, and in the absence of such debt financing, Vector Capital and PSIL are obligated, pursuant to equity commitment letters to Purchaser, to provide equity financing sufficient to pay the entire merger consideration. The Proxy Statement has also been revised on page 26 to indicate that the Special Committee’s advisors reviewed financial information provided by Vector Capital that confirmed that Vector Capital has sufficient financial resources to complete the merger without the need to obtain debt financing. We respectfully submit that further financial information regarding the Purchaser is not material to an informed voting decision by the stockholders of RAE Systems and thus is not required by Item 14 of Schedule 14A. We also believe this level of disclosure is consistent with that found in precedent transactions in which other private equity sponsors have similarly committed to complete transactions on an all equity basis if they are unable to obtain debt financing prior to closing.
Background of the Merger, page 12
6.	Refer to the entry for January 14, 2011. Please explain why Mr. Chen believed that CITIC Capital’s investment might be advantageous to the company because of its financial resources and

Securities and Exchange Commission
Division of Corporate Finance
February 22, 2011

relationships in China. Describe the financial resources and relationships Mr. Chen referenced.
     Response: The Proxy Statement has been revised on page 23 in response to this comment.
7.	Refer to the discussion of the negotiations with Battery Ventures on its offer of $1.85 per share. Explain in your disclosure why there was uncertainty as to enforceability of the rollover agreements and the obligations thereunder by the Rollover Holders. We note that the rollover agreements were initially negotiated prior to the execution of the Battery merger agreement, which included the possibility that a superior offer would be presented and that Battery Ventures would attempt to match the superior offer.
     Response: The Proxy Statement has been revised on page 24 in response to this comment.
Reasons for the Merger of RAE Systems and Recommendation of the Board of Directors, page 26
8.	Please revise your disclosure to describe what consideration the special committee and board of directors gave to the decision by Mr. Chen and Dr. Hsi to withdraw support from a transaction with Battery Ventures at a higher consideration than the current transaction. Explain why the special committee and board of directors gave such weight to this decision even though a transaction with Battery Ventures could be approved by your security holders regardless of the way Mr. Chen, Dr. Hsi and Vector voted their shares. Finally, describe whether the special committee attempted to negotiate the elimination of the condition Battery Ventures placed on its offer that required the support of Mr. Chen and Dr. Hsi.
     Response: The Proxy Statement has been revised on pages 26 and 27 in response to this comment.
9.	Refer to the fourth bullet point of this section. Please explain how the special committee and board of directors concluded that Vector Capital had the financial resources to complete the merger when Vector Capital has indicated that it intends to obtain debt financing for the transaction.
     Response: The Proxy Statement has been revised on page 27 as requested.
Opinion of the Financial Advisor to RAE Systems’ Special Committee, page 31
10.	Revise your disclosure to explain why the special committee did not request UBS to update its fairness opinion.
     Response: The Proxy Statement has been revised on page 28 to explain why the Special Committee did not request an updated opinion.
Security Ownership of Certain Beneficial Owners, page 84

Securities and Exchange Commission
Division of Corporate Finance
February 22, 2011

11.	Please revise the entry for Vector Capital to include all shares it beneficially owns and which it reported in its January 28, 2011 Schedule 13D. Also, it is unclear why footnote 3 to the table raises doubts as to the beneficial ownership of shares held by the Voting Parties: please advise or revise.
     Response: The Proxy Statement has been revised on pages 85 and 86 in response to this comment.
Transactions in Shares — Securities Transactions Within 2 Years, page 86
12.	It is unclear why you state that the Purchaser Group has not acquired any RAE Systems shares in the past 2 years in light of the disclosure in the Purchaser Group’s Schedule 13D that it acquired 2.9 million shares on September 21 and 22, 2010. Please advise or revise.
     Response: The Proxy Statement has been revised on page 87 to correct this disclosure.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     As requested by the Staff, attached hereto is the written statement of each filing person acknowledging that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Division of Corporate Finance
February 22, 2011

     Should you have any questions or comments concerning this response to your comment letter, please contact me at (415) 875-2455, or Randall Gausman, the Company’s Chief Financial Officer, at (408) 952-8404.
Sincerely,
David K. Michaels

cc:	Susan Wang-Wade (Chair, Special Committee) Randall K. Gausman (Chief Financial Officer) Steve L. Camahort (Shearman & Sterling LLP) Robert Ishii (Wilson Sonsini Goodrich & Rosati)
Enclosures